Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 5, 2021

THE STAGWELL MARKETING GROUP REPORTS STRONG ADJUSTED EBITDA GROWTH FOR THE THREE MONTHS ENDED MARCH 31, 2021, IN THE FACE OF ANOTHER COVID-IMPACTED QUARTER

GAAP Revenue decline of 1.8%, with Net Revenue growth of 4.8% Over First Quarter 2020,

First Quarter 2021 Adjusted EBITDA up 10.2% over First Quarter 2020

Adjusting for Acquisitions and the Election Cycle, GAAP Revenue growth of 9.1%, Net Revenue growth of 5.4% and Adjusted EBITDA growth of 40.7%

FIRST QUARTER HIGHLIGHTS (AS REPORTED):

•	GAAP Revenue of $181.2 million as compared to $184.5 million in the first quarter of 2020, a decrease of 1.8%.

◦

Declines in Digital - Content of $12.7 million and Communications, Public Affairs and Advocacy of $8.9 million; offset by growth in Digital - Marketing of $16.1 million and Research – Corporate of $4.3 million.

•	Net revenue of $158.1 million as compared to $150.8 million in the first quarter of 2020, an increase of 4.8%.

◦

Double-digit growth across nearly all non-COVID impacted segments (e.g., Digital – Marketing, Research – Corporate, Communications, Public Affairs and Advocacy, and All Other) totaling $21.6 million that was partially offset by declines in COVID impacted segments (e.g., Digital – Content and Research – Technology) reporting aggregate declines of $14.4 million.

•	Net income of $4.6 million as compared to $12.5 million in the first quarter of 2020, a decrease of 63.2%.

•	Adjusted EBITDA of $23.8 million as compared to $21.6 million in the first quarter of 2020, an increase of 10.2%.

◦	Adjusted EBITDA Margin of 13.2%, as compared to 11.7% in the first quarter of 2020.

•	Cash provided by operating activities of $5.8 million as compared to $8.0 million in the first quarter of 2020, a decrease of $2.2 million, or 27.5%.

ADJUSTED FIRST QUARTER HIGHLIGHTS:

Adjusting for acquisitions (by adding back pre-acquisitions results) and comparing our Communications, Public Affairs, and Advocacy segment to the results from 2019 (a political off-cycle year). These adjusted results are as follows:

•	GAAP Revenue of $181.2 million as compared to $166.2 million, an increase of 9.1%.

•	Net revenue of $158.1 million as compared to $150.0 million, an increase of 5.4%.

◦

Double-digit growth across nearly all segments totaling $22.5 million that was partially offset by declines in COVID impacted travel and entertainment segments (e.g., Digital – Content and Research – Technology) reporting aggregate declines of $14.4 million.

•	Adjusted EBITDA was $23.8 million as compared to $16.9 million, an increase of 40.7%.

◦	Adjusted EBITDA Margin on GAAP Revenue was 13.2%, which was an increase of 3.0%.

◦	Adjusted EBITDA Margin on Net Revenue was 15.1%, which was an increase of 3.8%.

Washington, DC, May 5, 2021 – Stagwell Media LP, which has entered into a definitive transaction agreement to combine its businesses with MDC Partners (Nasdaq: MDCA), announced financial results for its holding company Stagwell Marketing Group LLC (“Stagwell” or the “Company”) for the three months ended March 31, 2021.

Stagwell Partner Jay Leveton stated, “Despite this being a non-political year and a very challenging environment for our travel and entertainment focused businesses, Stagwell delivered continued net revenue and Adjusted EBITDA growth in the first quarter. We expect the recovery of travel and entertainment to begin in earnest in Q2 with the successful rollout of the vaccines in the United States. The rest of the portfolio showed strong double-digit revenue and Adjusted EBITDA growth as our digital transformation & digital marketing, research for corporate and communications, public affairs, and advocacy offerings continue to resonate in the marketplace. We expect that momentum to continue through the remainder of 2021.”

“Stagwell achieved double-digit Adjusted EBITDA growth on an as reported basis in the first quarter of 2021 compared to first quarter of 2020. However, when comparing our Communications, Public Affairs, and Advocacy segment’s first quarter 2021 results against the first quarter of 2019, the most recent off-cycle period, and include pre-acquisition results, Stagwell reported 41% Adjusted EBITDA growth,” remarked Stagwell Chief Financial Officer Ryan Greene. “Adjusted EBITDA was in line with our internal expectations and consistent with our regular quarterly cadence and the seasonality in our business, which is always stronger in the back half of the calendar year given some of our services are driven by shopping, travel and off-cycle election work.”

Three Months Ended March 31, 2021 Results

Stagwell GAAP revenue declined $3.3 million, or 1.8%, to $181.2 million. This included organic revenue decline of $12.8 million, or 6.9%. Inorganic revenue was $9.7 million, and we recorded a foreign exchange impact on GAAP revenue of $0.1 million. Stagwell GAAP revenue includes third-party direct costs, which are expenses incurred with third-party vendors when Stagwell acts as the principal when performing services for its clients. Third-party direct costs were $23.2 million as compared to $33.7 million for the first quarter of 2020, which represents a decrease of $10.5 million or 31.3%, that was primarily due to decrease pass through costs related to political work recognized in the first quarter of 2020 that were not recognized in the first quarter of 2021.

Net revenue, after deducting third-party direct costs, was $158.1 million as compared to $150.8 million for the first quarter of 2020, which represents an increase of $7.2 million or 4.8%. This included an organic revenue decline of $1.9 million, or 1.3%. The decline was almost entirely attributable to a $13.4 million decline in our Digital – Content segment that includes our global travel marketing brand. However, this decline was largely offset by increases across all of our other segments totaling $11.4 million, which were led by our digital transformation, performance marketing and market research businesses. Inorganic revenue was $9.3 million where we continued to make certain strategic investments in digital transformation and strategic corporate communication businesses. We also recorded a foreign exchange impact on net revenue of $0.1 million.

Net income was $4.6 million as compared to net income of $12.5 million in the first quarter of 2020, a decrease of $7.9 million, or 63.2%. The decrease was due to increases in certain operating and non-operating expenses less the net revenue increase noted above. Our operating expenses increased $12.0 million, which consisted of $5.5 million of costs incurred to support net revenue growth, $3.9 million of non-cash deferred acquisition consideration expense, and $2.6 million of transaction expenses. Additionally, our non-operating expenses increased by $3.1 million, or 181.4%, which was due to foreign exchange gains recognized in the first quarter of 2020 that were not recognized in the first quarter of 2021.

Adjusted EBITDA was $23.8 million as compared to $21.6 million in the first quarter of 2020, an increase of $2.2 million, or 10.2%, driven by strong performance in Stagwell’s Digital – Marketing and Research – Corporate segments. In addition, Adjusted EBITDA margin was 13.2%, up from 11.7% in the first quarter of 2020.

Live Webcast

Management will host a live webcast on Wednesday, May 5, 2021, at 9:00 a.m. (ET) to discuss its first quarter results. Registration for the webcast can be completed by visiting the following website: https://kvgo.com/openexchange-inc/stagwell-group-earnings-call. A live audio webcast will be available online at www.stagwellgroup.com. During the live webcast, investors will be able to submit questions via chat for the live Q&A session.

A replay of the webcast will be available for on-demand listening shortly after the completion of the webcast, at the same web link.

About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell Media LP (“Stagwell Media), is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Media, Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell Media and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 19.8% of the outstanding Class A shares) of MDC.

CONTACT:

Beth Lester Sidhu

beth@stagwellgroup.com

202-423-4414

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements included in this press release have been prepared by, and are the responsibility of, Stagwell management. The independent auditors of Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained within, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forward-looking statements. Statements in this presentation that are not historical facts, and statements about the Company’s beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as “estimates”, “expects”, “contemplates”, “will”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “may”, “should”, and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined below. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

●

risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic (“COVID-19”);

●

the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;

●

developments involving the proposed transaction with MDC to enter into a business combination with the Stagwell Marketing Group, LLC (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction;

●	the Company’s ability to attract new clients and retain existing clients;
●	reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
●	financial failure of the Company’s clients;
●	the Company’s ability to retain and attract key employees;
●	the Company’s ability to achieve the full amount of its stated cost saving initiatives;
●	the Company’s implementation of strategic initiatives;
●

the Company’s ability to remain in compliance with its debt agreements and the Company’s ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;

●	the successful completion and integration of acquisitions which complement and expand the Company’s business capabilities; and
●	foreign currency fluctuations.

Investors should carefully consider these risk factors, other risk factors described herein, and the additional risk factors outlined in more detail in MDC’s initial Form S-4, filed with the Securities and Exchange Commission
(the “SEC”) on February 8, 2021, Amendment No.1 filed on March 29, 2021, Amendment No.2 filed on April 22, 2021, and Amendment No.3 filed on April 30, 2021, all of which are accessible on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Estimated Results

The quarterly results presented in these materials for the 2021 and 2020 period are based on calculations or figures prepared internally. Therefore, the results presented in this press release for the three months ended March 31, 2021, including the non-GAAP reconciliation tables are estimates only, subject to revision and accordingly should not be relied upon and are not indicative of the results for the full year. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements”.

Non-GAAP Financial Measures

Stagwell has included in this press release certain financial results that the Securities and Exchange Commission defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:

Net Revenue: “Net Revenue” is GAAP Revenue adjusted to exclude certain third-party direct costs when the Company acts as principal for the services rendered in the client arrangement.

Inorganic Revenue: “Inorganic Revenue” consists of (i) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods.

Organic Revenue: Organic revenue is calculated by subtracting both the foreign exchange and acquisition (disposition) components from total revenue. “Organic revenue growth” and “organic revenue decline” refers to the positive or negative changes in revenue that were not attributable to the effects of foreign exchange or acquired run rate revenue from acquisitions. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) inorganic revenue.

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure that represents net income adjusted for (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization expense, (d) other income (expenses), (e) equity in earnings (losses) of unconsolidated affiliates, (f) deferred acquisition consideration adjustments, and (g) other items, net. Other items, net includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs.

Included in the Company’s press release and supplemental management presentation are tables reconciling Stagwell’s GAAP results to arrive at certain of these non-GAAP financial measures.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the “Form S-4”) on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, that includes a proxy statement of MDC (together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

SCHEDULE 1

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
(in thousands)	2021	2020
Net Revenue(1)	$158,074	$150,833
Third-party direct costs	23,168	33,710
Revenue	181,242	184,543

Operating expenses:
Cost of services sold	111,999	120,758
Office and general expenses	52,278	43,272
Depreciation and amortization	10,950	9,756
Total operating expenses	175,227	173,786

Operating income	6,015	10,757

Other expenses, net:
Interest expense, net	(1,351)	(911)
Other income, net	608	3,027
Income before taxes and equity in earnings of unconsolidated affiliates	5,272	12,873
Provision for income taxes	(673)	(459)
Income before equity in earnings of unconsolidated affiliates	4,599	12,414
Equity in earnings of unconsolidated affiliates	4	79
Net income	4,603	12,493
Less: Net income attributable to noncontrolling interests	1,153	1,138
Less: Net loss attributable to redeemable noncontrolling interests	(915)	(692)
Net income attributable to Stagwell Media LP	$4,365	$12,047

(1)	Net Revenue: GAAP Revenue adjusted to exclude certain third-party direct costs when we act as a principal for the services rendered in the client arrangement.

Note: Actuals may not foot due to rounding.

SCHEDULE 2

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED REVENUE RECONCILIATION

GAAP REVENUE	Three Months Ended
(in thousands, except percentages)	Revenue $	% Change
March 31, 2020	$184,543
Organic revenue (1)	(12,813)	(6.9)%
Inorganic revenue	9,660	5.2%
Foreign exchange impact	(148)	(0.1)%
Total change	(3,301)	(1.8)%
March 31, 2021	$181,242

NET REVENUE (2)	Three Months Ended
(in thousands, except percentages)	Revenue $	% Change
March 31, 2020	$150,833
Organic revenue (1)	(1,949)	(1.3)%
Inorganic revenue	9,338	6.2%
Foreign exchange impact	(148)	(0.1)%
Total change	7,241	4.8%
March 31, 2021	$158,074

(1)

“Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respectively, of subtracting both the foreign exchange and inorganic components from total revenue growth. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) “inorganic revenue”.

(2)	Net Revenue: GAAP Revenue adjusted to exclude certain third-party costs when we act as a principal for the services rendered in the client arrangement.

Note: Actuals may not foot due to rounding.

SCHEDULE 3

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED MANAGEMENT ADJUSTED RESULTS

MANAGEMENT ADJUSTED RESULTS – GAAP REVENUE		Adjustments
	Pro Forma	Communications, Public Affairs and Advocacy		Management Adjusted
(in thousands)	Consolidated Company	Three Months Ended March 31, 2020 – Pro Forma	Three Months Ended March 31, 2019 – Pro Forma	Consolidated Company

March 31, 2020 – Management Adjusted	$194,061	$(54,422)	$26,523	$166,162

Organic revenue (1)	(12,671)	11,122	16,777	15,228
Foreign exchange impact	(148)	-	-	(148)
Total change	(12,819)	11,122	16,777	15,080

March 31, 2021	$181,242	$(43,300)	43,300	$181,242

MANAGEMENT ADJUSTED RESULTS – NET REVENUE (2)		Adjustments
	Pro Forma	Communications, Public Affairs and Advocacy		Management Adjusted
(in thousands)	Consolidated Company	Three Months Ended March 31, 2020 – Pro Forma	Three Months Ended March 31, 2019 – Pro Forma	Consolidated Company

March 31, 2020 – Management Adjusted	$160,029	$(28,568)	$18,534	$149,995

Organic revenue (1)	(1,807)	(512)	10,546	8,227
Foreign exchange impact	(148)	-	-	(148)
Total change	(1,955)	(512)	10,546	8,079

March 31, 2021	$158,074	$(29,080)	29,080	$158,074

MANAGEMENT ADJUSTED RESULTS – ADJUSTED EBITDA (2)		Adjustments
	Pro Forma	Communications, Public Affairs and Advocacy		Management Adjusted
(in thousands)	Consolidated Company	Three Months Ended March 31, 2020 – Pro Forma	Three Months Ended March 31, 2019 – Pro Forma	Consolidated Company

March 31, 2020 – Management Adjusted	$23,474	$(10,482)	$3,954	$16,946
Total change	368	10,482	(3,954)	6,896
March 31, 2021	$23,842	$-	$-	$23,842

(1)

“Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respectively, of subtracting both the foreign exchange and inorganic components from total revenue growth. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) “inorganic revenue”.

(2)	Net Revenue: Pro Forma GAAP Revenue adjusted to exclude certain third-party costs when we act as a principal for the services rendered in the client arrangement.

Note: Actuals may not foot due to rounding.

SCHEDULE 4

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)	March 31, 2021 (Unaudited)	December 31, 2020
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	$53,784	$92,457
Accounts receivable, net	166,492	225,733
Expenditures billable to clients	16,445	11,063
Other current assets	37,890	36,433
Total current assets	274,611	365,686
Investments	2,456	14,256
Property and equipment, net	36,677	35,614
Goodwill	351,571	351,725
Intangible assets, net	178,096	186,035
Right-of-use assets – operating leases	52,642	57,752
Other assets	2,768	2,787
Total assets	$898,821	$1,013,855

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$79,479	$147,826
Accruals and other liabilities	86,400	89,562
Current maturities of long-term debt	745	994
Advanced billings	67,444	66,418
Current portion of operating lease liabilities	19,299	19,579
Current portion of deferred acquisition consideration	5,610	12,579
Total current liabilities	258,977	336,958
Long-term debt, net	183,698	198,024
Long-term portion of deferred acquisition consideration	9,075	5,268
Lease liabilities – operating leases	48,134	52,606
Deferred tax liabilities, net	15,901	16,050
Other liabilities	7,775	5,802
Total liabilities	523,560	614,708

Commitments and contingencies

Redeemable noncontrolling interest	89	604

Member’s equity	345,122	358,756
Noncontrolling interest	30,050	39,787
Total equity	375,172	398,543
Total liabilities, redeemable noncontrolling interest and equity	$898,821	$1,013,855

SCHEDULE 5

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED SUMMARY CASH FLOW DATA

	Three Months Ended March 31,
(in thousands)	2021	2020
Net cash provided by operating activities	$5,771	$7,968
Net cash used in investing activities	(3,311)	(4,358)
Net cash (used in) provided by financing activities	(41,142)	80,019
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9	989
Net increase in cash, cash equivalents and restricted cash	(38,673)	84,618
Cash, cash equivalents and restricted cash at beginning of period	92,457	63,860
Cash, cash equivalents and restricted cash at end of period	$53,784	$148,478

Supplemental cash flow information:
Cash interest paid	$(2,361)	$(1,871)
Income taxes paid	(928)	(2,105)
Non-cash investing and financing activities:
Acquisitions of business	-	(23,720)
Unrealized gain on investments	-	1,376
Contributions by Stagwell Media LP	10,268	18,920
Distributions to Stagwell Media LP	(13,000)	-
Payment of deferred acquisition consideration	(7,080)	-

SCHEDULE 6

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

	Three Months Ended March 31,
(in thousands)	2021	2020
Net income	$4,603	$12,493
Equity in earnings of unconsolidated affiliates	(4)	(79)
Provision for income taxes	673	459
Other income, net	(608)	(3,027)
Interest expense, net	1,351	911
Depreciation and amortization	10,950	9,756
Deferred acquisition consideration adjustments	3,936	-
Other items, net	2,941	1,118
Adjusted EBITDA	$23,842	$21,631

Note: Actuals may not foot due to rounding.

SCHEDULE 7

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF COMPONENTS OF NON-GAAP MEASURES

	2020					2021
(in thousands)	Q1	Q2	Q3	Q4	YTD	Q1
INORGANIC GAAP REVENUE
GAAP Revenue	$184,543	$162,330	$228,097	$313,062	$888,032	$181,242
Less: Organic GAAP revenue for the period	(154,822)	(140,923)	(216,959)	(299,785)	812,488	(171,435)
Foreign exchange impact	(847)	188	760	478	579	(147)
Inorganic GAAP Revenue	$28,874	$21,595	$11,898	$13,755	$76,123	$9,660

INORGANIC NET REVENUE
GAAP revenue	$184,543	$162,330	$228,097	$313,062	$888,032	$181,242
Third-party direct costs	(33,710)	(31,971)	(75,238)	(113,882)	(254,801)	(23,168)
Net revenue	150,833	130,359	152,859	199,180	633,231	158,074
Less: Organic Net revenue for the period	(125,733)	(112,795)	(142,289)	(186,472)	(567,289)	(148,589)
Foreign exchange impact	(847)	188	760	478	579	(147)
Inorganic Net Revenue	$24,253	$17,752	$11,330	$13,186	$66,521	$9,338

OTHER ITEMS, NET
Acquisition-related expenses	$657	$478	$461	$9,393	$10,988	$2,646
Other non-recurring items	-	-	-	-	-	295
Other restructuring costs	470	865	94	1,489	2,918	-
Total other items, net	$1,127	$1,343	$555	$10,882	$13,906	$2,941

CASH INTEREST, NET & OTHER
Cash interest paid	$1,871	$2,619	$2,798	$1,999	$9,287	$2,361
Interest income	317	225	232	234	1,008	200
Total cash interest, net & other	$2,188	$2,844	$3,030	$2,233	$10,295	$2,561

CAPITAL EXPENDITURES, NET
Capital expenditures	$2,663	$2,654	$3,660	$3,122	$12,099	$3,311

MISCELLANEOUS OTHER DISCLOSURES
Net income attributable to noncontrolling interest	$1,138	$1,671	$4,522	$10,900	$18,231	$1,153
Net loss attributable to redeemable noncontrolling interest	(692)	(1,097)	(908)	(429)	(3,126)	(915)
Cash taxes	2,105	(795)	2,308	7,096	10,714	928

Note: Actuals may not foot due to rounding.

SCHEDULE 8

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF CONSOLIDATED PRO FORMA RESULTS

	Three Months Ended March 31, 2020
(in thousands)	Historical Consolidated Company	2020 Acquisitions(1)	Pro Forma Consolidated Company
GAAP REVENUE
Digital - Marketing	$50,548	$7,335	$57,883
Digital – Content	40,701	-	40,701
Research - Technology	16,310	-	16,310
Research - Corporate	12,314	-	12,314
Communications, Public Affairs and Advocacy	52,239	2,183	54,422
All Other	12,431	-	12,431
Total	$184,543	$9,518	$194,061

	Three Months Ended March 31, 2020
(in thousands)	Historical Consolidated Company	2020 Acquisitions(1)	Pro Forma Consolidated Company
NET REVENUE
Digital - Marketing	$50,541	$7,334	$57,875
Digital – Content	36,139	-	36,139
Research - Technology	16,186	-	16,186
Research - Corporate	12,300	-	12,300
Communications, Public Affairs and Advocacy	26,706	1,862	28,568
All Other	8,961	-	8,961
Total	$150,833	$9,197	$160,029

	Three Months Ended March 31, 2020
(in thousands)	Historical Consolidated Company	2020 Acquisitions(1)	Pro Forma Consolidated Company
ADJUSTED EBITDA
Digital - Marketing	$5,971	$1,456	$7,427
Digital – Content	988	-	988
Research – Technology	3,788	-	3,788
Research – Corporate	1,180	-	1,180
Communications, Public Affairs and Advocacy	10,095	387	10,482
All Other	(184)	-	(184)
Corporate	(207)	-	(207)
Total	$21,631	$1,843	$23,474

(1)	Represents results of our acquired businesses for the respective period prior to acquisition by the Company.

Note: Actuals may not foot due to rounding.

SCHEDULE 9

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF CONSOLIDATED PRO FORMA RESULTS

	Three Months Ended March 31, 2019
(in thousands)	Historical Consolidated Company	2019 Acquisitions(1)	2020 Acquisitions(1)	Pro Forma Consolidated Company
GAAP REVENUE
Digital - Marketing	$49,855	$5,488	$6,536	$61,879
Digital - Content	23,183	30,773	-	53,956
Research - Technology	13,728	-	-	13,728
Research - Corporate	12,562	-	-	12,562
Communications, Public Affairs and Advocacy	22,520	-	4,003	26,523
All Other	8,368	-	-	8,368
Total	$130,216	$36,261	$10,539	$177,016

	Three Months Ended March 31, 2019
(in thousands)	Historical Consolidated Company	2019 Acquisitions(1)	2020 Acquisitions(1)	Pro Forma Consolidated Company
NET REVENUE
Digital - Marketing	$49,446	$5,336	$6,536	$61,318
Digital - Content	23,183	23,769	-	46,952
Research - Technology	13,649	-	-	13,649
Research - Corporate	12,506	-	-	12,506
Communications, Public Affairs and Advocacy	14,947	-	3,587	18,534
All Other	8,366	-	-	8,366
Total	$122,097	$29,105	$10,123	$161,325

	Three Months Ended March 31, 2019
(in thousands)	Historical Consolidated Company	2019 Acquisitions(1)	2020 Acquisitions(1)	Pro Forma Consolidated Company
ADJUSTED EBITDA
Digital - Marketing	$6,917	$1,073	$1,026	$9,016
Digital - Content	2,213	2,014	-	4,227
Research - Technology	3,064	-	-	3,064
Research - Corporate	1,699	-	-	1,699
Communications, Public Affairs and Advocacy	3,029	-	926	3,954
All Other	257	-	-	257
Corporate	344	-	-	344
Total	$17,523	$3,087	$1,952	$22,561

(2)	Represents results of our acquired businesses for the respective period prior to acquisition by the Company.

Note: Actuals may not foot due to rounding.